Exhibit 99.1

ASCENTAGE PHARMA REPORTS FULL YEAR 2024 UNAUDITED FINANCIAL RESULTS AND BUSINESS UPDATES

●	Revenue in 2024 increased 342% year-over-year to US$134.3 million (RMB980.7 million), attributable in part to Takeda’s option payment and strong sales growth of olverembatinib

●	Sales of olverembatinib in China in 2024 increased 52% year-over-year to US$33.0 million

●	Completion of U.S. initial public offering on Nasdaq in January 2025, resulting in US$132.5 million in net proceeds

●	Lisaftoclax accepted for New Drug Application (NDA) review with Priority Review designation in China

●	Ten registrational trials in progress, including two cleared by FDA

●	English conference call and webcast at 8:00 am EDT / 8:00 pm HKT on March 27, 2025 and Chinese (Mandarin) investor event with simultaneous conference call and webcast at 9:30 am HKT on March 28, 2025 / 9:30 pm EDT on March 27, 2025

ROCKVILLE, MD and SUZHOU, China, March 27, 2025 – Ascentage Pharma Group International (Ascentage Pharma) (NASDAQ: AAPG; HKEX: 6855) (referred hereinto as “Ascentage Pharma,” the “Company,” “we,” “us” or “our”), a global, integrated biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies, today reported its unaudited financial results for the year ended December 31, 2024, and provided updates on key clinical and commercial developments.

Dr. Dajun Yang, Chairman and Chief Executive Officer of Ascentage Pharma, said, “As we reflect on our achievements in 2024, I am delighted to report that Ascentage Pharma has made remarkable strides in advancing our mission to deliver innovative therapies to patients worldwide. The commercialization of olverembatinib in China has gained significant traction in 2024 and is poised for growth in 2025 as all approved indications of olverembatinib are now covered under China’s National Reimbursement Drug List (NRDL), markedly enhancing affordability and accessibility for patients across China.”

He continued, “Our momentum continued with the advancement of lisaftoclax. In November 2024, the New Drug Application (NDA) for lisaftoclax for the treatment of relapsed and/or refractory chronic lymphocytic leukemia (R/R CLL) and small lymphocytic lymphoma (SLL) was accepted by the Center of Drug Evaluation (CDE) of China’s National Medical Products Administration (NMPA) with Priority Review designation. This acceptance marks a pivotal step toward bringing this novel therapy to patients in need.”

“Our clinical development programs also achieved significant progress over the past year. In February 2024, olverembatinib received clearance by the U.S. Food and Drug Administration (FDA) to initiate a global registrational Phase III clinical trial (POLARIS-2), for patients with Chronic Myeloid Leukemia in Chronic Phase (CML-CP) with or without T315I mutation who have previously failed tyrosine kinase inhibitor (TKI) treatment. In 2024, we also received clearance to commence two registrational Phase III clinical trials for APG-2449, a focal adhesion kinase (FAK), third generation anaplastic lymphoma kinase (ALK) and receptor tyrosine kinase C-ros oncogene 1 (ROS1) inhibitor, for treatment of patients with non-small cell lung cancer (NSCLC). At the moment, we are conducting ten global registrational trials, including two that were cleared by the FDA, for our three late-stage products, olverembatinib, lisaftoclax and APG-2449. These milestones highlight our commitment to addressing unmet medical needs through rigorous clinical innovation.”

“We believe Ascentage Pharma is on a transformative path to becoming a global leader in oncology innovation. The commercialization of olverembatinib in China, the progress of lisaftoclax, the continued development of our other clinical-stage small molecule drug assets, and our strategic agreement with Takeda Pharmaceuticals International AG (Takeda) reflect the strength of our pipeline and our ability to execute on our goals. In 2025, we remain focused on accelerating the development and delivery of life-changing therapies, expanding our global footprint, and creating sustainable value for all stakeholders.”

Key Business and Pipeline Updates

Olverembatinib (HQP1351), a novel, next-generation TKI and the first third-generation BCR-ABL1 TKI, has been approved in China for treatment of patients with CML-CP or Chronic Myeloid Leukemia in Accelerated Phase (CML-AP) with T315I mutations and CML-CP that is resistant and/or intolerant to first and second-generation TKIs.

Commercial progress

●	Revenue from sales of olverembatinib in China was US$33.0 million for the year ended December 31, 2024, compared to US$21.9 million for the year ended December 31, 2023, which represented an increase of US$11.1 million, or 52%. As of December 31, 2024, the number of direct-to-pharmacy (DTP) pharmacies and hospitals where olverembatinib is on formulary reached 734. In particular, the number of hospitals where olverembatinib is on formulary increased 86% compared to December 31, 2023.

●	In November 2024, a new indication – adult patients with CML-CP resistant and/or intolerant of first-and second-generation TKIs – for olverembatinib was included in China’s NRDL through the simplified contract renewal procedure. Concurrently, the contracts for indications of olverembatinib which has been included China’s NRDL since 2022 were renewed successfully. The current indications of olverembatnib eligible for reimbursement includes adult patients with CML-CP or CML-AP with T315I mutation, and adult patients with CML-CP that are resistant and/or intolerant of first-and second-generation TKIs.

Clinical progress

●	After receiving clearance from the CDE of China’s NMPA in May 2024, we commenced enrollment in a registrational Phase III clinical trial of olverembatinib for the treatment of patients with succinate dehydrogenase (SDH)-deficient gastrointestinal stromal tumor (GIST) who have failed prior systemic treatment (POLARIS-3).

●	After receiving clearance from the FDA in February 2024, we commenced enrollment in a registrational Phase III clinical trial of olverembatinib for previously treated CML-CP patients, both with and without T315I mutation (POLARIS-2).

●	We continue enrollment in a registrational Phase III clinical trial of olverembatinib in combination with chemotherapy versus imatinib in combination with chemotherapy in patients with newly diagnosed Philadelphia chromosome-positive ALL (Ph+ ALL) (POLARIS-1).

●	We obtained Breakthrough Therapy Designation (BTD) for olverembatinib in March 2025 from the CDE of China’s NMPA for combination with low-intensity chemotherapy for the first-line treatment of newly-diagnosed patients with Ph+ ALL.

Anticipated progress

●	We plan to seek clearance from the FDA to initiate a registrational Phase III clinical trial in newly diagnosed Ph+ ALL patients.

Lisaftoclax (APG-2575) is a novel, oral Bcl-2 inhibitor developed to treat a variety of hematologic malignancies and solid tumors by selectively blocking Bcl-2 to restore the normal apoptosis process in cancer cells.

Regulatory progress

●	NDA for lisaftoclax monotherapy for the treatment of R/R CLL or small SLL was accepted with Priority Review designation by the CDE of China’s NMPA in November 2024.

Clinical progress

●	After lisaftoclax received initial clearance by the CDE of China’s NMPA in May 2024, we commenced enrollment of patients in a global, multicenter, registrational Phase III clinical trial of lisaftoclax in combination with azacitidine for the treatment of patients who are newly diagnosed with higher risk (HR) myelodysplastic syndrome (MDS) (GLORA-4).

●	We continue enrollment in a global registrational Phase III clinical trial of lisaftoclax for the treatment of newly diagnosed old or unfit patients with acute myeloid leukemia (AML) (GLORA-3).

●	We continue enrollment in a global registrational Phase III clinical trial to evaluate lisaftoclax in combination with the BTK inhibitor acalabrutinib, versus immunochemotherapy in treatment-naïve patients with CLL/SLL (GLORA-2) to validate a fixed duration of combination regimen as a first-line treatment.

●	We continue enrollment in a global registrational Phase III clinical trial of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors (GLORA).

●	We continue Phase 1b/2 clinical trials of lisaftoclax in combination therapies for the treatment of patients with multiple myeloma (MM) in China and the United States.

Anticipated progress

●	We plan to seek clearance from the FDA to initiate a registrational Phase III clinical trial for the treatment of patients who are newly diagnosed with HR MDS.

APG-2449 is a novel, orally active, small-molecule FAK, the third generation of ALK and receptor tyrosine kinase ROS1 triple ligase TKI.

Clinical progress

●	APG-2449 was cleared by the CDE of NMPA in October 2024 to initiate two registrational Phase III clinical trials to evaluate APG-2449 in patients with NSCLC who are either resistant to or intolerant of second-generation ALK TKIs or treatment-naïve patients with ALK-positive advanced or locally advanced NSCLC.

Business Updates

●	We entered into an exclusive option agreement in June 2024 with Takeda (Exclusive Option Agreement), pursuant to which Ascentage Pharma granted Takeda an exclusive option to enter into an exclusive license for olverembatinib. If exercised, the Exclusive Option Agreement would allow Takeda to license global rights to develop and commercialize olverembatinib in all territories outside of China, Hong Kong, Macau, Taiwan and Russia.

●	We received a US$100 million intellectual property income and option payment from Takeda in July 2024 under the Exclusive Option Agreement.

●	We completed a US$75 million equity investment from Takeda in June 2024.

●	We completed Ascentage Pharma’s U.S. initial public offering of American depositary shares in January 2025, resulting in net proceeds of US$132.5 million, after deducting underwriting discounts and commissions.

Full Year 2024 Unaudited Financial Results

Revenue for the year ended December 31, 2024 was US$134.3 million, compared to US$30.5 million for the year ended December 31, 2023, which represented an increase of US$103.8 million, or 342%. The increase in revenue was primarily attributable to an option payment of US$100 million received in June 2024 from Takeda pursuant to the Exclusive Option Agreement, sales of olverembatinib of US$33.0 million, a 52% year-over-year increase, commercialization rights income from Innovent Biologics (Suzhou) Co., Ltd. and management fee income.

Selling and distribution expenses for the year ended December 31, 2024 were US$26.9 million, compared to US$26.8 million for the year ended December 31, 2023, which represented an increase of US$0.1 million, or 0.3%. The increase was attributable to selling and distribution expenses incurred in the commercialization of olverembatinib and other products.

Research and development expenses for the year ended December 31, 2024 were US$129.8 million, compared to

US$97.3 million for the year ended December 31, 2023, which represented an increase of US$32.5 million, or 34.0%. The increase was attributable to higher clinical research expenses.

Administrative expenses for the year ended December 31, 2024 were US$25.6 million, compared to US$24.9 million for the year ended December 31, 2023, which represented an increase of US$0.7 million, or 3.3%. The increase was due to the increase in the agency fees for the U.S. initial public offering.

Finance costs for the year ended December 31, 2024 were US$8.8 million, compared to US$13.2 million for the year ended December 31, 2023, which represented a decrease of US$4.4 million, or 32.9%. The decrease was due to the interest rate incurred in relation to bank borrowings.

Other expenses for the year ended December 31, 2024 were US$1.2 million, compared to US$0.7 million for the year ended December 31, 2023, which represented an increase of US$0.5 million, or 74.4%. The increase was primarily attributable to the increase in donation expenses.

Loss for the year ended December 31, 2024 was US$55.6 million, compared to US$127.4 million for the year ended December 31, 2023, which represented a decrease of US$71.8 million, or 56.2%. The loss per share attributable to ordinary equity holders was $0.18 per ordinary share for the year ended December 31, 2024, compared to $0.45 per ordinary share for the year ended December 31, 2023.

Cash and bank balances for the year ended December 31, 2024 were US$172.8 million, compared to US$150.5 million for the year ended December 31, 2023, which represented an increase by US$22.3 million, or 15.3%. The increase was primarily due to the US$100.0 million intellectual property income and option payment under the Exclusive Option Agreement and US$75.0 million equity investment from Takeda. Part of the Takeda option payment was treated as intellectual property income.

Following our initial public offering in January 2025, which resulted in net proceeds of $132.5 million, as of March 27, 2025, we believe that these net proceeds, together with our existing cash and cash equivalents, our loan facilities, future sales and other potential payments, will enable us to fund our operating expenses and capital expenditure requirements through 2027.

Statement Regarding Unaudited Financial Information

This press release includes unaudited annual financial information as of and for the year ended December 31, 2024, which has not been audited or reviewed by the Company’s auditors. The unaudited information for the year ended December 31, 2024, is preliminary, based on the information available at this time and subject to changes in connection with the completion of the audit of the Company’s financial statements. As such, the Company’s actual results and financial condition as reflected in the financial statements that will be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, may be adjusted or presented differently from the financial information herein and the variations could be material. The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with IFRS accounting standard and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Currency and Exchange Rate Information

Unless otherwise indicated, translations from RMB to U.S. dollars for 2024 and 2023 are made at RMB7.2993 to US$1.00 and RMB 7.2672 to US$1.00, representing the noon buying rate in the City of New York, as certified by the Federal Reserve Bank of New York, on December 31, 2024 and June 28, 2024, respectively. Ascentage Pharma makes no representation that the RMB or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Conference Call

Ascentage Pharma will be holding a conference call and audio webcast presentation to discuss its full-year results.

The English conference call and webcast will be held at 8:00 am EDT / 8:00 pm HKT on March 27, 2025. To access the English conference call, please register in advance here to obtain a local or toll-free phone number and your personal identification number. A live webcast of the English conference call will be available at: Full Year 2024 Financial Results.

Ascentage Pharma will host a Chinese (Mandarin) investor event at 9:30 am HKT on Friday, March 28, 2025 / 9:30 pm EDT on Thursday, March 27, 2025, which will also be available simultaneously via conference call and webcast. To access the Chinese investor event or conference call, please register in advance here.

The webcast for both conference calls will continue to be accessible on Ascentage Pharma’s website at www.ascentage.com for 30 days.

About Ascentage Pharma

Ascentage Pharma is a global, integrated biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies. Ascentage Pharma has been listed on the Main Board of the Stock Exchange of Hong Kong Limited with the stock code 6855.HK since October 2019 and has also been listed on the Nasdaq Global Market under the ticker symbol “AAPG” since January 2025.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its final prospectus for its U.S. initial public offering, filed with the SEC on January 24, 2025, and other filings with the SEC that the Company made or makes from time to time, and with respect to non-U.S. investors only, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with The Stock Exchange of Hong Kong Limited it has made or it makes from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations:

Hogan Wan, Head of IR and Strategy

Ascentage Pharma

Hogan.Wan@ascentage.com

+86 512 85557777

Stephanie Carrington

ICR Healthcare

Stephanie.Carrington@icrhealthcare.com

(646) 277-1282

Media Relations:

Sean Leous

ICR Healthcare

Sean.Leous@icrhealthcare.com

(646) 866-4012

Ascentage Pharma Group International

Consolidated statements of profit or loss

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$“), except for number of shares and per share data)

	For the years ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
			（Unaudited)	（Unaudited)
REVENUE
Intellectual property	-	-	678,415	92,942
Products	174,931	193,535	260,835	35,734
Others	34,780	28,449	41,400	5,672
Total revenue	209,711	221,984	980,650	134,348

Cost of sales
Products	(18,926)	(29,342)	(27,031)	(3,703)
Others	(3,072)	(1,201)	(2,054)	(281)
Total cost of sales	(21,998)	(30,543)	(29,085)	(3,984)

Gross profit	187,713	191,441	951,565	130,364

Other income and gains	66,972	59,316	57,359	7,858
Selling and distribution expenses	(157,421)	(195,387)	(195,998)	(26,852)
Administrative expenses	(170,595)	(181,076)	(187,125)	(25,636)
Research and development expenses	(743,104)	(706,972)	(947,245)	(129,772)
Other expenses	(17,674)	(5,203)	(9,075)	(1,243)
Finance costs	(52,785)	(96,057)	(64,455)	(8,830)
Share of (loss)/profit of a joint venture	(278)	1,076	(281)	(38)

LOSS BEFORE TAX	(887,172)	(932,862)	(395,255)	(54,149)

Income tax credit/(expense)	4,248	7,150	(10,425)	(1,428)

LOSS FOR THE YEAR	(882,924)	(925,712)	(405,680)	(55,577)

Attributable to:
Ordinary equity holders of the Company	(882,924)	(925,637)	(405,433)	(55,543)
Non-controlling interests	-	(75)	(247)	(34)

	(882,924)	(925,712)	(405,680)	(55,577)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic and diluted	(3.35)	(3.28)	(1.34)	(0.18)

Ascentage Pharma Group International

Consolidated statements of comprehensive loss

(Amounts in thousands of Renminbi and U.S. dollar, except for number of shares and per share data)

	For the years ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
			（Unaudited)	（Unaudited)
LOSS FOR THE YEAR	(882,924)	(925,712)	(405,680)	(55,577)

OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of foreign operations	25,832	20,593	2,829	388
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of non-foreign operations	35,665	5,666	4,120	564
OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX	61,497	26,259	6,949	952
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(821,427)	(899,453)	(398,731)	(54,625)

Attributable to:
Ordinary equity holders of the Company	(821,427)	(899,378)	(398,484)	(54,592)
Non-controlling interests	-	(75)	(247)	(34)

	(821,427)	(899,453)	(398,731)	(54,625)

Ascentage Pharma Group International

Consolidated statements of financial position

(Amounts in thousands of Renminbi and U.S. dollar, except for number of shares and per share data)

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
		（Unaudited)	（Unaudited)
NON-CURRENT ASSETS
Property, plant and equipment	905,815	849,450	116,374
Right-of-use assets	51,252	56,109	7,687
Goodwill	24,694	24,694	3,383
Other intangible assets	85,446	75,998	10,412
Investment in a joint venture	16,998	32,717	4,482
Financial assets at fair value through profit or loss (“FVTPL”)	1,951	1,141	156
Deferred tax assets	59,842	44,236	6,060
Other non-current assets	10,217	59,303	8,125

Total non-current assets	1,156,215	1,143,648	156,679

CURRENT ASSETS
Inventories	16,167	6,597	904
Trade receivables, net	145,893	83,143	11,390
Prepayments, other receivables and other assets	88,285	123,211	16,880
Cash and bank balances	1,093,833	1,261,211	172,785

Total current assets	1,344,178	1,474,162	201,959

CURRENT LIABILITIES
Trade payables	72,445	91,966	12,599
Other payables and accruals	206,914	258,098	35,360
Contract liabilities	38,410	37,485	5,135
Interest-bearing bank and other borrowings	616,404	779,062	106,731

Total current liabilities	934,173	1,166,611	159,825

NET CURRENT ASSETS	410,005	307,551	42,134

TOTAL ASSETS LESS CURRENT LIABILITIES	1,566,220	1,451,199	198,813

NON-CURRENT LIABILITIES
Contract liabilities	251,189	248,460	34,039
Interest-bearing bank and other borrowings	1,179,191	889,435	121,852
Deferred tax liabilities	10,549	5,368	735
Long-term payables	18,299	-	-
Deferred income	36,360	27,500	3,767
Other non-current liabilities	-	6,274	860

Total non-current liabilities	1,495,588	1,177,037	161,253

TOTAL LIABILITIES	2,429,761	2,343,648	321,078

EQUITY
Equity attributable to ordinary equity holders of the Company
Ordinary shares (par value of US$0.0001 per share as of December 31, 2023 and 2024; 290,196,560 and 315,224,993 shares authorized, issued and outstanding as of December 31, 2023 and 2024, respectively)	197	214	29
Treasury shares	(21,351)	(8)	(1)
Share premium	5,951,154	6,545,129	896,679
Capital and reserves	(371,441)	(384,515)	(52,678)
Exchange fluctuation reserve	(133,020)	(126,071)	(17,272)
Accumulated losses	(5,365,122)	(5,770,555)	(790,563)
	60,417	264,194	36,194

Non-controlling interests	10,215	9,968	1,366

Total equity	70,632	274,162	37,560